September 15, 2025

James Leddy
Chief Financial Officer
The Chefs    Warehouse, Inc.
100 East Ridge Road
Ridgefield, Connecticut 06877

       Re: The Chefs    Warehouse, Inc.
           Form 10-K for Fiscal Year Ended December 27, 2024
           File No. 001-35249
Dear James Leddy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services